CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

August 31, 2006

Mr. S. Thomas Kluck II
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE:     ESE Corporation
Form SB-2
SEC file no. 333-128110

Dear Mr. Kluck:

In response to your letter of comments dated August 11, 2006, please be advised as follows:

General

1. The disclosure requested has been provided.

2. A new lease agreement has been executed superseding the old agreement. The disclosure requested in the three bullet points has been provided. Please note that sections 2, 3, 18, and 19 of the lease agreement have been revised.

3. A copy of the superceding lease agreement has been filed as Exhibit 10.2

Summary of the Offering

4. The information has been revised as requested.

Selected Financial Data

5. Cash has been included in the balance sheet.

Securities and Exchange Commission
RE: ESE Corporation
Form SB-2
No. 333-128110
August 31, 2006

Risk Factors

6. The information has been revised as requested.

7. The information has been revised as requested. Please note the four part-time employees will be qualified to sell, but not buy.

8. The information has been revised as requested.

9. The information has been revised as requested.

Plan of the Distribution

10. The information has been revised as requested. Item 25 of Part II has been revised to reflect total offering expenses of $45,000.

11. The information has been revised as requested. Item 25 of Part II has been revised to reflect total offering expenses of $45,000.

Business

Government Regulation

12. The information has been reconciled.

Management's Discussion and Analysis of Financial Condition or Plan of Operation

Plan of Operation

13. The disclosure has been revised.

14. The information requested has been provided.

15. The information has been reconciled.

16. The information has been reconciled.

17. Disclosure has been provided when the coffee shop will open.

18. The information has been reconciled.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
August 31, 2006

19. The information has been revised, clarified and reconciled.

20. "Stock" has been deleted. "Inventory" has been revised and expanded to include "Sundries" with a footnoted explanation.

Liquidity and Capital Resources

21. Itemized expenses covered by the proceeds of the private placement have been provided.

Results of Operations

22. The category and dollar amount have been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:nsl